BLACK PEARL FUNDS

February 6, 2008

                                                              FILED VIA EDGAR
                                                              ---------------
U.S. Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549


         Re:  Black Pearl Funds
              File No. 811-21785


Ladies and Gentlemen:

     The Black Pearl Funds (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond:

     1. A copy of the current joint fidelity bond (the "Bond") issued to the Black Pearl Funds (attached as EX99-1).

     2. A copy of the resolutions approving the Bond, which were adopted by the Board, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

     3. A copy of the Joint Insured Bond Agreement, between the Trust and Firsthand Funds (attached as EX99-3).

     Premiums have been paid through November 30, 2008.

     Please contact the undersigned at 513/587-3406 if you have any questions concerning this filing.


Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary